FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 9, 2011 regarding commencement of tender offer by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 10, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice Regarding Commencement of Tender Offer by Subsidiary

Tokyo, March 9, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Transport System Ltd. (TSE: 9086), a subsidiary of Hitachi, has determined to commence a tender offer for shares of VANTEC Corporation (TSE:9382) at its Board of Directors meeting held today as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached	[Translation]

March 9, 2011

To whom it may concern:

Company name:	Hitachi Transport System, Ltd.
Representative:	Takao Suzuki President and Chief Executive Officer
(Code:
9086, First Section of the Tokyo Stock Exchange)

Contact:	Noriaki Kakino Head of Human Resources & Business Support Office (Tel: +81-3-5634-0307)

Notification regarding Commencement of Tender Offer of

Shares, etc. of Vantec Corporation

Hitachi Transport System, Ltd. (the “Company” or the “Tender Offeror”) is to make the following announcement according to the resolution made at its board of directors’ meeting held on March 9, 2011: that it will acquire through tender offer (the “Tender Offer”) (a) the common stock of Vantec Corporation (Code: 9382, First Section of the Tokyo Stock Exchange) (the “Target”) and (b) the share options (the “Share Option(s)”) the issuance of which was resolved at the shareholders’ meeting of the former Vantec Corporation (the former Vantec Corporation was subsequently dissolved as a result of an absorption-type merger with Vantec Group Holdings Corporation; hereinafter referred to as the “Former Vantec”) held on June 25, 2004, and the rights and obligations of which were succeeded by Vantec Holdings Corporation through a share exchange with the Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer undertaken by Vantec Holdings Corporation on March 1, 2006 (the holder(s) of the Share Option(s) are hereinafter referred to as the “Share Option Holder(s)”).

Note

1.	Objective and other Matters With Respect to the Tender Offer

(1)	Overview of the Tender Offer

The Company resolved at its board of directors’ meeting held on March 9, 2011 that it will implement the Tender Offer with the objective of making the Target, which is listed on the First Section Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), its consolidated subsidiary.

With respect to the Tender Offer, the Company entered into tender agreements dated March 9, 2011, with the following MBO funds, which are managed by Mizuho Capital Co., Ltd. and are the major shareholders of the Target, and obtained consent from them that they shall tender all of the Target shares that they respectively hold, upon the Tender Offer.

(a) FBF 2000, L. P. (“FBF2000LP”) (holds 62,493 Target shares; the ratio of the Target shares held to the Target’s total shares issued (the “Shareholding Ratio”) as of December 31, 2010 (247,268 shares) as indicated in the Target’s 3rd quarterly securities report for the 6th fiscal year filed by the Target on February 10, 2011 (the “Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year”) is 25.27% (fractions rounded off to the second decimal place)) and

(b) MH Capital Partners II, L.P. (“MHC II LP”) (holds 34,661 Target shares; the Shareholding Ratio as of December 31, 2010 is 14.02% (fractions rounded off to the second decimal place)).

Since the objective of the Tender Offer is to make the Target a consolidated subsidiary, the Company set the minimum number of Shares, etc. planned to be purchased upon the Tender Offer at 123,991 shares (Shareholding Ratio: 50.14%), which is a number of shares equivalent to a majority of the number of shares (247,981 shares) obtained by adding (x) the Target’s total shares issued as of December 31, 2010 as indicated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year (247,268 shares) and (y) the maximum number of Target shares that may be issued or transferred by the last day of the purchasing period upon the Tender Offer (“Tender Offer Period”) as a result of the exercise of the Share Options (including the Target shares that were issued or transferred as a result of the exercise of the Share Options on and after January 1, 2011 until the date hereof) (713 shares). Therefore, if the total number of the tendered Shares, etc. is less than the minimum planned purchasing number, the Company will not purchase all tendered Shares, etc.

Although the Tender Offer is not intended to delist the Target stock, for the purpose of ensuring the chances to sell for the shareholders of the Target, other than the abovementioned major shareholders FBF2000LP and MHC II LP, the Company has not set a maximum number of shares planned to be purchased. The maximum number of shares that the Company will purchase through the Tender Offer when more shares than the planned minimum purchasing number are tendered is 233,144 shares, a number which is obtained by deducting (x) the treasury shares held by the Target as of December 31, 2010 as indicated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year (14,837 shares) from (y) the Target’s total shares issued as of December 31, 2010 as indicated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year (247,268 shares), and adding (z) the maximum number of the Target shares that may be issued or transferred by the last day of the Tender Offer Period as a result of the exercise of the Share Options (including the Target shares that were issued or transferred as a result of the exercise of the Share Options on and after January 1, 2011 until the date hereof) (713 shares).

According to the press release published by the Target entitled “Notification regarding Expressing Opinion in Favor of the Tender Offer Conducted by Hitachi Transport System, Ltd. of the Company’s Shares, etc.” (the “Target’s Press Release”) dated March 9, 2011, the Target determined at its board of directors’ meeting attended by all of the directors of the Target held on said date that the Tender Offer will contribute to the Target’s further growth and development and improvement of its enterprise value in the future, and the directors of the Target unanimously resolved to express a favorable opinion to the Tender Offer. The press release explains that the Target determined through unanimous agreement of the directors of the Target that the Target would take a neutral stance on whether to recommend to its shareholders the tender of their shares upon the Tender Offer and would leave such decision making to the shareholders, and also would take a neutral stance on whether to recommend to its Share Option Holders to tender their Share Options upon the Tender Offer and would leave such decision making to the Share Option Holders, based on the grounds stated in “Significant Agreement and Others Regarding the Tender Offer,” “The Target’s Favorable Opinion” below.

(2)	Background, Objective, and Process of Decision Making on Determining Implementation of the Tender Offer, and Management Policy After the Tender Offer

The Company was founded in 1950 as a physical distribution subsidiary of Hitachi, Ltd. that undertook the transport business of Hitachi, Ltd. The Company expanded its business through, among other practices, accepting entrustments of blanket factory yard operations for Hitachi, Ltd., and undertaking domestic/foreign super heavy cargo transport. Furthermore, the Company worked on establishing a logistics information system from an early stage, and improved the services (3PL services) under which the Company was entrusted for the comprehensive logistics business of enterprises, and enhanced performance for business with customers who were not members of the Hitachi group. The Company has improved in providing comprehensive and high quality logistics services for customers inside and outside Japan, and is actively developing its business.

For attainment of its operational goal “to obtain 500 billion yen of consolidated service revenue and 25 billion yen of operating income in fiscal 2012,” the Company determined that its priority action plan would be to “further improve the system logistics (3PL)” and to “accelerate global business” and provide the best logistics services that would respond to the diversified needs and changes of its customers inside and outside Japan, and is working on the expansion of its business.

The Target is a company which was formed in March, 2005 by the operational integration of the Former Vantec, which was incorporated as a physical distribution subsidiary of Nissan Motor Co., Ltd. in January, 1954, and the former Tokyu Air Cargo Co., Ltd., which was established in June, 1976 by contributions from the Tokyu Corporation and other Tokyu group companies. The Target globally developed its logistics business as a comprehensive logistics company, whose two major areas of business were the logistics services, focusing primarily on the transfer of automotive parts and the air and marine freight forwarding services. Especially, regarding logistics services, the Target had an overwhelming advantage with respect to automotive parts logistics. With respect to forwarding services, the Target developed its international logistics for enterprises by expanding bases of operation throughout the world. In the Target’s mid-term management plan established in 2010, the Target stated that its priority action plan was to “enhance customer-oriented service planning and marketing capabilities.” Accordingly, the Target is working on expanding hybrid business models through increasing linkage between logistics and forwarding; accelerating development of the automotive parts logistics, which is its core business, in overseas markets; and expanding orders for large scale 3PL projects in non-automotive areas in Japan.

Our future expectations of the physical distribution industry, to which the Company and the Target belong, is that domestic freight transport will remain in the doldrums due to the fact that it is difficult to expect a strong recovery in domestic demand. It is thought that the tough operational environment will continue into the future, specifically, inter-enterprise competition will become more severe, and consignee enterprises will demand further globalization development and logistics rationalization.

Under such circumstances, the major shareholders of the Target, FBF2000LP and MHC II LP, determined that, in order to realize the Target’s further growth as the leading company in the physical distribution industry, an action plan to conduct a one-step-ahead, bold business integration with consideration towards utilizing external capital, know-how, or the like, would be necessary. They explained that they therefore began negotiations around September, 2010, with several parties, including the Company, regarding the Target’s capital policy, including the sale of the shares in the Target which they held. Alternatively, the Company analyzed the enterprise growth strategy and synergy effect based on the information provided by the companies and negotiated with the companies towards improving the enterprise value of the Target. Consequently, the Company concluded that it would be extremely beneficial in realizing synergy in the system logistics (3PL) and global business and in improving the enterprise value of the Company and the Target, to make the Target a member of the Company group.

Specifically, the Company primarily expects that the following four issues:

(i)	further plowing and expansion of automotive parts logistics in Japan by introducing a platform system;

(ii)	further reinforcement of sales capacity as a result of cooperation in non-automotive areas;

(iii)	effective operation and enhancement of bases (China, Asia, North America, Europe) due to sharing of the global networks of the Company and the Target; and

(iv)	establishing a project between the Company and the Target for the purpose of developing into geographical areas where neither company has entered into (Central and Eastern Europe, South America, etc.).

The Company decided to conduct the Tender Offer by determining that, to aim to realize the abovementioned synergy effect at an early stage, and the Target’s further expanding of its business as a member of the Company group would result in the provision and realization of the best logistics services to the customers inside and outside Japan, which is an objective that the Company and the Target share, and would contribute to the improvement of the enterprise value of the companies, and as a result contribute to the interest of the stakes holders of the companies.

The Company plans to determine the post-Tender Offer treatment of the Target’s directors and the constitution of the Target’s current board of directors taking into consideration the requests of the Target, after the Tender Offer. The Company plans to second several persons to be directors of the Target, taking into account the conduct of its social responsibility, however, the Tender Offer is not intended to delist the Target stock, and the Company respects the Target’s autonomous management as a listed company and does not plan to cause material changes to the Target’s trade name, substance of business, or employment and treatment of its employees. Moreover, the Company currently plans to continuously hold the Target shares that it acquires through the Tender Offer.

(3)	Significant Agreement and Other Matters Regarding the Tender Offer

(i)	The Target’s Favorable Opinion

According to the Target’s Press Release, the Target’s board of directors’ meeting attended by all of the directors of the Target held on March 9, 2011 determined that the Tender Offer would be capable of improving the enterprise value of the Target on a mid-to-long term basis, and the directors of the Target unanimously resolved that (a) the Target expresses its opinion in favor of the Tender Offer, and (b) the decision of the Target’s shareholders on whether to apply for the Tender Offer is to be left to the shareholders, although the purchase price is deemed appropriate in light of the calculation of the value of shares of the Target obtained from GCA Advisory Corporation (“GCA”) as stated in “(4) Measures In Order To Secure Fairness of the Purchase Price,” “(i) Obtained Calculation of Share Value from Independent Third Party Appraisers” below, since the Tender Offer is not intended to delist the Target stock and that it is currently expected that the Target stock will remain listed after the Tender Offer. Furthermore, it was explained that the directors of the Target unanimously resolved with respect to the Share Options that, since (a) it is currently expected that the listing of the Target stock would remain after the Tender Offer and therefore the Share Option Holders would continue to be entitled to acquire or hold the Target shares by exercising the Share Options, and (b) the Share Options were issued as a stock option and the purchase price for the Tender Offer is one (1) yen, the Share Option Holders’ decision on whether to apply for the Tender Offer is to be left to the Share Option Holders. It was explained that all company auditors of the Target attended the board of directors’ meeting and stated that they had no objection on the board of directors expressing such opinions.

(ii)	Significant Matters Regarding Agreement Concerning Application for the Tender Offer Between the Tender Offeror and the Target’s Shareholders

The Company entered into tender agreements dated March 9, 2011, with FBF2000LP and MHC II LP, which are the major shareholders of the Target, with the conditions precedent to the effect that (a) the representations and warranties in the agreement, such as the Company being a stock company validly existing under the applicable laws, or that the Company lawfully and validly entered into the agreement and has the authority and power necessary to perform the agreement, are true and correct, (b) the Tender Offer would commence and not be revoked, and (c) a resolution in favor of the Tender Offer would be made by the Target and the substance thereof would be disclosed by the Target, and the Target’s board of directors would not resolve to revoke the favorable resolution before the commencement of the Tender Offer, FBF2000LP and MHC II LP agreed with the Company that they would tender all of their respective shares in the Target that they held (FBF2000LP: 62,493 shares, Shareholding Ratio of 25.27%; MHC II LP: 34,661 shares, Shareholding Ratio of 14.02%) upon the Tender Offer. FBF2000LP and MHC II LP are not prohibited from or restricted to applying for the Tender Offer if either of which decides to do so even if the conditions precedent are not fulfilled.

FBF2000LP and MHC II LP covenanted in the tender agreements that, in the case where the Tender Offer were successfully closed, if any Target’s shareholders’ meetings of which a record date is set on or before the day immediately preceding the settlement date of the Tender Offer are held, with respect to the exercising of the votes at the shareholders’ meeting that arise from the Target shares held by FBF2000LP and MHC II LP for which the tender transaction is effected, FBF2000LP and MHC II LP would either exercise their votes at the shareholders’ meeting following the Company’s direction, or provide powers of attorney and other necessary documents for the votes to the Company or any persons designated by the Company.

(4)	Measures In Order To Secure Fairness of the Purchase Price

The Company and the Target took the following measures in order to secure fairness of the purchase price per share of the Target common stock upon the Tender Offer (the “Purchase Price”).

(i)	Obtained the share valuation report from Independent Third Party Appraisers

In order to ensure the fairness of the Purchase Price, when determining the Purchase Price, the Company requested the calculation of the share value of the Target to Masters Trust Inc. (“Masters Trust”) and Nikko Cordial Securities Inc. (“Nikko Cordial”) as third-party appraisers independent from the Company and the Target.

Masters Trust calculated the share value of the Target using the market price method, the discounted cash flow method (the “DCF method”), the comparable company method, and the comparable transaction method, and the Company obtained the share valuation report regarding the resulting calculation of the value of the Target shares (the “Valuation Report 1”) on March 8, 2011 from Masters Trust. The Company has not obtained an evaluation regarding the fairness of the Purchase Price (fairness opinion) from Masters Trust.

The range of the value per share of the common stock of the Target calculated by Masters Trust based on the foregoing methods is set forth below.

Market price method:     116,400 yen to 121,027 yen

DCF method:     208,192 yen to 280,500 yen

Comparable company method:     152,560 yen to 186,284 yen

Comparable transaction method:     208,139 yen to 233,819 yen

Based on the market price method, using March 8, 2011 as the record date, the range of the per share value of the common stock of the Target was analyzed to be 116,400 yen to 121,027 yen, based on the closing price on the record date of the common stock of the Target on the Tokyo Stock Exchange (116,400 yen), and the respective average closing prices for the most recent one (1) week (117,120 yen), most recent one (1) month (118,805 yen), most recent three (3) month (121,027 yen) and most recent six (6) month (120,563 yen) periods.

The DCF method is a method of analyzing the enterprise value and share value of the Target by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the second quarter of the fiscal year ending March 2011, taking into consideration the Target’s business plans, interviews with the Target’s management, trends of recent performance, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 208,192 yen to 280,500 yen.

Based on the comparable company method, the value of the shares of the Target was evaluated by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the range of the per share value of common stock of the Target was analyzed to be 152,560 yen to 186,284 yen.

Based on the comparable transaction method, the value of the shares of the Target was evaluated by comparing the trading prices on published trades conducted in Japan in the past which were considered to be relatively similar to the Tender Offer, and financial indicators that showed profitability, etc. of the Target, and the range of the per share value of common stock of the Target was analyzed to be 208,139 yen to 233,819 yen.

Nikko Cordial calculated the share value of the Target using the average market price method, the DCF method, and the comparable company method, and the Company obtained the share valuation report regarding the resulting calculation of the value of the Target shares (the “Valuation Report 2”) on March 8, 2011 from Nikko Cordial. The Company has not obtained an evaluation regarding the fairness of the Purchase Price (fairness opinion) from Nikko Cordial.

The range of the values per share of common stock of the Target calculated by Nikko Cordial based on the foregoing methods is set forth below.

Market price method:     118,805 yen to 121,027 yen

DCF method:     211,888 yen to 269,389 yen

Comparable listed company method:     175,067 yen to 240,748 yen

Based on the market price method, using March 8, 2011 as the record date, the range of the per share value of the common stock of the Target was analyzed to be 118,805 yen to 121,027 yen, based on the average price of the common stock of the Target on the Tokyo Stock Exchange, for the most recent one (1) month (118,805 yen), and most recent three (3) month (121,027 yen) periods.

The DCF method is a method of analyzing the enterprise value and share value of the Target by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the fiscal year ending in March 2011, taking into consideration the Target’s business plans, trends of the recent performances, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 211,888 yen to 269,389 yen.

Based on the comparable listed company method, the value of the shares of the Target was evaluated by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the range of the per share value of common stock of the Target was analyzed to be 175,067 yen to 240,748 yen.

With respect to the Purchase Price, the Company referenced the results of each of the valuation methods set forth in the Valuation Reports 1 and 2 obtained from Masters Trust and Nikko Cordial and comprehensively considered factors such as whether or not the Target’s board of directors endorse the Tender Offer, and market trends of the price of the shares of common stock of the Target. The Company finally determined as the resolution of the board of directors’ meeting on March 9, 2011, that the Purchase Price would be 233,500 yen per share, based on the results of the due diligence inspection (financial, tax, legal, etc.) conducted with respect to the Target, and the results of negotiations and discussions with FBF2000LP and MHC II LP in addition to the above mentioned factors.

The amount of 233,500 yen per share which is the Purchase Price, is a price obtained by respectively adding the premium ,(a) to the closing price of the common stock of the Target at the Tokyo Stock Exchange on March 8, 2011 (which was the immediately preceding business day of the date of public announcement of the execution of the Tender Offer), which was 116,400 yen, by 100.60% (rounded to the nearest number at two decimal places), (b) simple average of the closing price for the last one (1) week period (from March 2, 2011 to March 8, 2011) (rounded to the nearest yen amount) which was 117,120 yen, by 99.37% (rounded to the nearest number at two decimal places), (c) simple average of the closing price for the last one (1) month period (from February 9, 2011 to March 8, 2011) (rounded to the nearest yen amount) which was 118,805 yen, by 96.54% (rounded to the nearest number at two decimal places), (d) simple average of the closing price for the last three (3) month period (from December 9, 2010 to March 8, 2011) (rounded to the nearest yen amount) which was 121,027 yen, by 92.93% (rounded to the nearest number at two decimal places) and (e) the simple average of the closing price for the last six (6) month period (from September 9, 2010 to March 8, 2011) (rounded to the nearest yen amount), which was 120,563 yen, by 93.67% (rounded to the nearest number at two decimal places).

The Share Option(s) are included in the subject of the Tender Offer. However, as the Share Option(s) were issued as stock options and in light of the fact that the Share Option Holder(s) are required to hold positions as directors, company auditors or employees of the Target or the Target’s wholly-owned subsidiary upon the exercise of the rights of the Share Option(s) as a condition of the exercise of the rights, there is a likelihood that the Company may not exercise the Share Option(s) obtained through the Tender Offer, and thus the purchase price of the Share Option(s) are set to be one (1) yen per Share Option.

Meanwhile, according to the Target’s Press Release, in order to ensure the fairness of the valuation of the Purchase Price, the board of directors of the Target requested the valuation of the share value of the Target to GCA which is a third-party appraiser independent from the Company and the Target, and which is not a related party thereof.

GCA obtained materials on the current status of the businesses and future business plans, etc. from the Target’s board of directors, and received explanations thereon, and based on such information, conducted a share value analysis of the Target’s common stock using average market price method, comparable company method and the DCF method. The Target received from GCA explanations on the meaning of the results of the analysis of each method below on March 8, 2011 and the reports on the results of the valuations of the value of the Target’s common stock. The Target has not obtained an opinion on the fairness of the Purchase Price (fairness opinion) from GCA.

The range of valuations per share of common stock of the Target calculated according to each method above is set forth as follows:

Average market price method:     116,900 yen to 121,129 yen

Comparable company method:     151,228 yen to 253,759 yen

DCF method:     165,642 yen to 404,656 yen

In the average market price method, March 7, 2011 is set as the record date for calculation. With the observation of share value and transaction volume, respectively, and in addition to the closing price of the record date for calculation (116,900 yen), and the respective average for the most recent one (1) month (118,979 yen), most recent three (3) month (121,129 yen), and most recent six (6) month periods (120,704 yen), the share value was analyzed based on the average for the period on and after the date immediately following the public announcement of the settlement of accounts for the third quarter (February 7, 2011) and up to the record date for calculation (119,010 yen). As a result, the per share value of the shares was calculated to be 116,900 yen to 121,129 yen,

Based on the comparable company method, the value of the shares of the Target was analyzed by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the per share value was calculated to be 151,228 yen to 253,759 yen.

In the DCF method, the Target’s business plans and risk factors in the Target’s businesses have been consulted and confirmed, and the enterprise value and share value were analyzed by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the fourth quarter of the fiscal year ending March 2011, taking into consideration the trends of the recent performances, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 165,642 yen to 404,656 yen. Regarding the synergy effect with the Tender Offeror, analysis is under review, and therefore the effects thereof were not compiled in the projected earnings.

(ii)	Advice from Independent Law Firm

According to the Target’s Press Release, in order to ensure the fairness and appropriateness of the decision making process of the Target, the board of directors of the Target obtained the legal advice necessary for the method and process of decision making of the board of directors regarding the Tender Offer from Nakamura, Tsunoda & Matsumoto, a legal adviser independent from the Target, the Target’s major shareholders and the Company.

(iii)	Approval of All Directors Present at the Board of Directors’ Meeting

According to the Target’s Press Release, the Target reached the conclusion that, at the Target’s board of directors meeting held on the same date attended by all of the directors of the Target, in consideration of the share value valuation report and the advice obtained from GCA and the legal advice obtained from Nakamura, Tsunoda & Matsumoto, and other related materials, the approval to the Company’s plan would contribute to the long-term enhancement of the enterprise value of the Target. Thereafter, all directors of the Target unanimously expressed their opinion of their approval of the Tender Offer, and of taking a neutral status as to the question of whether or not to tender to the Tender Offer to the Target’s shares, and left the decision to the shareholders of the Target, and of taking a neutral status as to the decision of whether or not to tender to the Tender Offer to the Share Options, and to leave the decision to the Share Option Holder(s). Further, the above mentioned board of directors’ meeting was attended by all company auditors of the Target, and they expressed their opinion that they had no objections to the board of directors of the Target expressing its opinion above.

(5)	Whether it is Planned to Further Acquire the Shares, etc. of the Target After the Tender Offer, and the Grounds and Content Therefor

The Company does not currently plan to further acquire the Target shares in the case where, if the Tender Offer is successfully closed, because the Company conducts the Tender Offer with the objective to acquire a Shareholding Ratio of 50.14% (123,991 shares) or more without setting the maximum number of Target shares to acquire and make the Target its consolidated subsidiary.

(6)	Likelihood of Delisting

The Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended) (the “Act”), Article 27-2, Paragraph 1, Item 2 requires that the Company make a tender offer in order to acquire the Target shares held by FBF2000LP and MHC II LP and make the Target its consolidated subsidiary since it falls under the case where the Company’s holding ratio of the Shares, etc. regarding the Target stock after the purchase, etc. exceeds one third In complying with Article 27-2, Paragraph 1, Item 2 of the Act, and for the purpose of ensuring the chance to sell for the shareholders of the Target, other than FBF2000LP and MHC II LP, the Company has not set a maximum number planned to be purchased. The Company therefore will purchase all of the tendered Shares, etc. if the total number of tendered Shares, etc. exceeds the minimum planned purchasing number; however, the Tender Offer is not intended to delist the Target stock. Yet, since the Company has not set the maximum number planned to be purchased upon the Tender Offer as described above, dependent upon the results of the Tender Offer, it is possible that the common stock of the Target will fall under one or more of the following: (i) in the case where the number of shareholders as of the last day of a fiscal year is less than four hundred (400), if the number of shareholders does not increase to at least four hundred (400) within one (1) year thereafter; (ii) in the case where the number of negotiable shares (the number of shares obtained by deducting (x), which is the sum of the number of shares held by officers (directors, accounting advisors, company auditors, and executive officers), the number of shares held by shareholders who own 10% or more of the total shares issued (excluding the shares that are regarded as clearly not statically owned), and the number of treasury shares, from (y), which is the number of listed shares) is less than two thousand (2,000) units as of the last day of a fiscal year, if the number of units does not increase to at least two thousand (2,000) within one (1) year thereafter; and (iii) in the case where the aggregate market value of the negotiable shares (the amount obtained by multiplying (x) which is the final price as of the last day of a fiscal year by (y), which is the number of negotiable shares as of the last day of the fiscal year) is less than five hundred million (500,000,000) yen (less than three hundred million (300,000,000) yen for the period until the end of December 2011) at the end of a fiscal year, if the value does not increase to at least five hundred million (500,000,000) yen (at least three hundred million (300,000,000) yen for the period until the end of December 2011) within one (1) year thereafter which are samples of the delisting criteria (the “Delisting Criteria”) provided for by the Tokyo Stock Exchange, and in such case, it is possible that the stock will be delisted by following the prescribed procedures.

If the Target stock is delisted, the stock cannot be traded in the Tokyo Stock Exchange. If there is any threat that the Target stock will conflict with the Delisting Criteria as a result of the Tender Offer, the Company and the Target will consult each other in good faith on reacting to the Delisting Criteria, and cooperate to the utmost within a reasonable scope, in order to resolve the problems that may arise as a result of the conflict.

2.	Outline of the Tender Offer

(1)	Outline of the Target

(i)	Name	Vantec Corporation

(ii)	Address	13-1, Moriya-cho 3-chome, Kanagawa-Ku, Yokohama, Kanagawa

(iii)	Name and Title of Representative	Toshiharu Yamada, Representative Director, President

(iv)	Business Description	Warehousing and transportation related businesses

(v)	Capital	3,862,732 thousand yen (as of February 28, 2011)

(vi)	Date of Incorporation	March 1, 2006

(vii)	Major Shareholders and Shareholding Ratio (as of September 30, 2010)	FBF2000, L. P. (Standing proxy: Mizuho Capital Partners Co., Ltd.)	25.3%
		MH Capital Partners II, L. P. (Standing proxy: Mizuho Capital Partners Co., Ltd.)	14.0%
		Itochu Corporation	4.4%
		Mizuho Bank, Ltd.	4.4%
		The Bank of Yokohama, Ltd.	2.3%
		Shinsuke Okuno	2.1%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.6%
		Sompo Japan Insurance Inc.	1.6%
		State Street Bank and Trust Company (Standing proxy: Tokyo Branch of The Hong Kong and Shanghai Banking Corporation)	1.5%
		Vantec group employee stock ownership plan	1.5%

(viii)	Relationships between the listed company and the Target

	Capital Relationships	There are no capital relationships to be stated between the Company and the Target. Further, there are no particularly notable capital relationships between the relevant people and affiliates of the Company and the relevant people and affiliates of the Target.

	Personal Relationships	There are no personal relationships to be stated between the Company and the Target. Further, there are no particularly notable personal relationships between the relevant people and affiliates of the Company and the relevant people and affiliates of the Target.

	Transactional Relationships	The Company and the Target mutually provide services such as forwarding and are engaged in business transactions.

	Applicability as a Related Party	The Target does not fall under a related party of the Company. Further, no relevant person or affiliate of the Target is a related party of the Company.

(2)	Type of Shares, etc. for Tender Offer

(i)	Common stock

(ii)	Share options

The share options the issuance of which was resolved at the shareholders’ meeting of Former Vantec on June 25, 2004 and the rights and obligations of which were succeeded by Vantec Holdings Corporation through a share exchange with Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer of Vantec Holdings Corporation on March 1, 2006.

(3)	Schedule, etc.

(i)	Schedule

Resolution of the Board of Directors Meeting	Wednesday, March 9, 2011

Date of public notice regarding the commencement of the Tender Offer	Thursday, March 10, 2011

Name of the newspaper for the public notice

Electronic public notice will be made and a notice in respect of such electronic public notice will be published in The Nihon Keizai Shimbun.

(URL for the electronic public notice: http://info.edinet-fsa.go.jp/)

Date of filing of the Tender Offer Registration Statement	Thursday, March 10, 2011

(ii)	Period for Tender Offer planned at the time of the filing

From Thursday, March 10, 2011 to Tuesday, April 19, 2011 (Twenty-eight (28) business days).

(iii)	Possibility of extension based on the Target’s request

In the case of a filing of the report on expression of opinion stating the intention to request the extension of the Tender Offer Period by the Target as provided for under Article 27-10, Paragraph 3 of the Act, the Tender Offer Period shall be extended to Thursday, April 21, 2011, thirty (30) business days.

(4)	Purchase Price of the Tender Offer

(i)	Common stock: 233,500 yen per share

(ii)	Share options: One (1) yen per option

(5)	Basis of Calculation, etc. of the Purchase Price for the Tender Offer

(i)	Basis of calculation

(a)	Common stock

In order to ensure the fairness of the Purchase Price, when determining the Purchase Price, the Company requested the calculation of the share value of the Target to Masters Trust and Nikko Cordial as third-party appraisers independent from the Company and the Target.

Masters Trust calculated the share value of the Target using the market price method, the DCF method, the comparable company method, and the comparable transaction method, and the Company obtained Valuation Report 1 on March 8, 2011 from Masters Trust. The Company has not obtained an evaluation regarding the fairness of the Purchase Price (fairness opinion) from Masters Trust.

The range of the value per share of the common stock of the Target calculated by Masters Trust based on the foregoing methods is set forth below.

Market price method:     116,400 yen to 121,027 yen

DCF method:     208,192 yen to 280,500 yen

Comparable company method:     152,560 yen to 186,284 yen

Comparable transaction method:     208,139 yen to 233,819 yen

Based on the market price method, using March 8, 2011 as the record date, the range of the per share value of the common stock of the Target was analyzed to be 116,400 yen to 121,027 yen, based on the closing price on the record date of the common stock of the Target on the Tokyo Stock Exchange (116,400 yen), and the respective average closing prices for the most recent one (1) week (117,120 yen), most recent one (1) month (118,805 yen), most recent three (3) month (121,027 yen) and most recent six (6) month (120,563 yen) periods.

The DCF method is a method of analyzing the enterprise value and share value of the Target by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the second quarter of the fiscal year ending March 2011, taking into consideration the Target’s business plans, interviews with the Target’s management, trends of recent performance, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 208,192 yen to 280,500 yen.

Based on the comparable company method, the value of the shares of the Target was evaluated by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the range of the per share value of common stock of the Target was analyzed to be 152,560 yen to 186,284 yen.

Based on the comparable transaction method, the value of the shares of the Target was evaluated by comparing the trading prices on published trades conducted in Japan in the past which were considered to be relatively similar to the Tender Offer, and financial indicators that showed profitability, etc. of the Target, and the range of the per share value of common stock of the Target was analyzed to be 208,139 yen to 233,819 yen.

Nikko Cordial calculated the share value of the Target using the market price method, the DCF method, and the comparable company method, and the Company obtained Valuation Report 2 on March 8, 2011 from Nikko Cordial. The Company has not obtained an evaluation regarding the fairness of the Purchase Price (fairness opinion) from Nikko Cordial.

The range of the values per share of common stock of the Target calculated by Nikko Cordial based on the foregoing methods is set forth below.

Market price method:     118,805 yen to 121,027 yen

DCF method:     211,888 yen to 269,389 yen

Comparable listed company method:     175,067 yen to 240,748 yen

Based on the market price method, using March 8, 2011 as the record date, the range of the per share value of the common stock of the Target was analyzed to be 118,805 yen to 121,027 yen, based on the average price of the common stock of the Target on the Tokyo Stock Exchange, for the most recent one (1) month (118,805 yen), and most recent three (3) month (121,027 yen) periods.

The DCF method is a method of analyzing the enterprise value and share value of the Target by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the fiscal year ending in March 2011, taking into consideration the Target’s business plans, trends of the recent performances, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 211,888 yen to 269,389 yen.

Based on the comparable listed company method, the value of the shares of the Target was evaluated by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the range of the per share value of common stock of the Target was analyzed to be 175,067 yen to 240,748 yen.

The Company finally determined as the resolution of the board of directors’ meeting on March 9, 2011, that the Purchase Price would be 233,500 yen per share, based on the results of each of the valuation methods set forth in Valuation Reports 1 and 2 obtained from Masters Trust and Nikko Cordial, the results of the due diligence inspection (financial, tax, legal, etc.) conducted with respect to the Target, and the results of negotiations and discussions with FBF2000LP and MHC II LP, the major shareholders of the Target, and other factors, and by comprehensively taking into account various factors such as the obtaining of the endorsement of the Tender Offer by the Target’s board of directors, and market trends of the price of the shares of common stock of the Target.

The amount of 233,500 yen per share which is the Purchase Price, is a price obtained by respectively adding the premium, (a) to the closing price of the common stock of the Target at the Tokyo Stock Exchange on March 8, 2011 (which was the immediately preceding business day of the date of the public announcement of the execution of the Tender Offer), which was 116,400 yen, by 100.60% (rounded to the nearest number at two decimal places), (b) to the simple average of the closing price for the last one (1) week period (from March 2, 2011 to March 8, 2011) (rounded to the nearest yen amount) which was 117,120 yen, by 99.37% (rounded to the nearest number at two decimal places), (c) to the simple average of the closing price for the last one (1) month period (from February 9, 2011 to March 8, 2011) (rounded to the nearest yen amount) which was 118,805 yen, by 96.54% (rounded to the nearest number at two decimal places), (d) to the simple average of the closing price for the last three (3) month period (from December 9, 2010 to March 8, 2011) (rounded to the nearest yen amount) which was 121,027 yen, by 92.93% (rounded to the nearest number at two decimal places) and (e) the simple average of the closing price for the last six (6) month period (from September 9, 2010 to March 8, 2011) (rounded to the nearest yen amount), which was 120,563 yen, by 93.67% (rounded to the nearest number at two decimal places).

(b)	Share Options

The Share Option(s) are included in the subject of the Tender Offer. However, as the Share Option(s) were issued as stock options and in light of the fact that the Share Option Holder(s) are required to hold positions as directors, company auditors or employees of the Target or the Target’s wholly-owned subsidiary upon the exercise of the rights of the Share Option(s) as a condition of the exercise of the rights, there is a likelihood that the Company may not exercise the Share Option(s) obtained through the Tender Offer, and thus the purchase price of the Share Option(s) are set to be one (1) yen per Share Option.

(ii)	Background of Calculation

(Background leading up to the decision on the purchase price)

Our future expectations of the physical distribution industry, to which the Company and the Target belong, is that domestic freight transport will remain in the doldrums due to the fact that it is difficult to expect a strong recovery in domestic demand. It is thought that the tough operational environment will continue into the future, specifically, inter-enterprise competition will become more severe, and consignee enterprises will demand further globalization development and logistics rationalization.

Under such circumstances, the major shareholders of the Target, FBF2000LP and MHC II LP, determined that, in order to realize the Target’s further growth as the leading company in the physical distribution industry, an action plan to conduct a one-step-ahead, bold business integration with consideration towards utilizing external capital, know-how, or the like, was necessary. They explained that they therefore began negotiations around September, 2010, with several parties, including the Company, regarding the Target’s capital policy, including the sale of the shares in the Target which they held. Alternatively, the Company analyzed the enterprise growth strategy and synergy effect based on the information provided by the companies and negotiated with the companies towards improving the enterprise value of the Target. Consequently, the Company concluded that it would be extremely beneficial in realizing synergy in the system logistics (3PL) and global business and in improving the enterprise value of the Company and the Target, to make the Target a member of the Company group. Therefore, on March 9, 2011, it was determined that the Tender Offer be executed and the Purchase Price therefor was determined under the following circumstances.

(Name of the third-party from which opinions were obtained upon valuations)

In determining the Purchase Price, around November, 2010, the Company requested Masters Trust and Nikko Cordial as third-party appraisers independent from the Company and the Target, for the calculation of the share value of the Target.

The Company obtained Valuation Reports 1 and 2 on the results of the calculation of the value of the shares of the Target on March 8, 2011, from Masters Trust and Nikko Cordial, respectively. The Company did not obtain an evaluation on the fairness of the Purchase Price, a so-called fairness opinion, from Masters Trust nor Nikko Cordial.

(Overview of the opinion)

Masters Trust calculated the value of the shares of the Target by using the average market price method, the DCF method, the comparable company method, and the comparable transaction method, and the per share value of common stock of the Target calculated based on the each of the foregoing methods is set forth as follows:

Average market method:     116,400 yen to 121,027 yen

DCF method:     208,192 yen to 280,500 yen

Comparable company method:     152,560 yen to 186,284 yen

Comparable transaction method:     208,139 yen to 233,819 yen

Nikko Cordial calculated the value of the shares of the Target by using the average market price method, the DCF method, and the comparable listed company method, and the range of the valuations per share of common stock of the Target calculated according to each method is set forth as follows:

Average market method:     118,805 yen to 121,027 yen

DCF method:     211,888 yen to 269,389 yen

Comparable listed company method:     175,067 yen to 240,748 yen

(Process for determining the purchase price based on the opinions of the third party)

The Company took into account the valuation results of each method stated in Valuation Reports 1 and 2 obtained from Masters Trust and Nikko Cordial as reference, and comprehensively considered factors such as whether the board of directors of the Target would accept the Tender Offer, and share price movements of the Target’s common stock. Furthermore, taking into account the results of the due diligence inspection (financial, tax, legal, etc.) conducted with respect to the Target and the results of consultations and negotiations with FBF2000LP and MHC II LP, major shareholders of the Target, the final Purchase Price was determined at 233,500 yen by the resolution of the meeting of the board of directors held on March 9, 2011.

(Other measures to ensure the fairness of the valuation of the purchase price)

According to the Target’s Press Release, in order to ensure the fairness of the valuation of the Purchase Price, the board of directors of the Target requested the valuation of the share value of the Target to GCA which is a third-party appraiser independent from the Company and the Target, and which is not a related party thereof.

GCA obtained materials on the current status of the businesses and future business plans, etc. from the Target’s board of directors, and received explanations thereon, and based on such information, conducted a share value analysis of the Target’s common stock using the average market price method, comparable company method and the DCF method. The Target received from GCA explanations on the meaning of the results of the analysis of each method below on March 8, 2011 and the reports on the results of the valuations of the value of the Target’s common stock. The Target has not obtained an opinion on the fairness of the Purchase Price (fairness opinion) from GCA.

The range of valuations per share of common stock of the Target calculated according to each method above is set forth as follows:

Average market price method:     116,900 yen to 121,129 yen

Comparable company method:     151,228 yen to 253,759 yen

DCF method:     165,642 yen to 404,656 yen

In the average market price method, March 7, 2011 is set as the record date for calculation. With the observation of share value and transaction volume, respectively, and in addition to the closing price of the record date for calculation (116,900 yen), and the respective average for the most recent one (1) month (118,979 yen), most recent three (3) month (121,129 yen), and most recent six (6) month periods (120,704 yen), the share value was analyzed based on the average for the period on and after the date immediately following the public announcement of the settlement of accounts for the third quarter (February 7, 2011) and up to the record date for calculation (119,010 yen). As a result, the per share value of the shares was calculated to be 116,900 yen to 121,129 yen,

Based on the comparable company method, the value of the shares of the Target was analyzed by comparing the stock market prices and financial indicators that show profitability, etc. of those listed companies that are engaged in businesses relatively similar to the Target’s, and the per share value was calculated to be 151,228 yen to 253,759 yen.

In the DCF method, the Target’s business plans and risk factors in the Target’s businesses have been consulted and confirmed, and the enterprise value and share value were analyzed by discounting the Target’s future free cash flow projections to the present value using a specific discount rate based on projected future earnings of the Target on and after the fourth quarter of the fiscal year ending March 2011, taking into consideration the trends of the recent performances, publicly disclosed information, etc. Based on this method, the range of the per share value of common stock of the Target was analyzed to be 165,642 yen to 404,656 yen. Regarding the synergy effect with the Tender Offeror, analysis is under review, and therefore the effects thereof were not compiled in the projected earnings.

(Advice from independent law firm)

According to the Target’s Press Release, in order to ensure the fairness and appropriateness of the decision making process of the Target, the board of directors of the Target obtained the legal advice necessary for the method and process of decision making of the board of directors regarding the Tender Offer from Nakamura, Tsunoda & Matsumoto, a legal adviser independent from the Target, the Target’s major shareholders and the Company.

(Approval of all directors present at the board of directors’ meeting)

According to the Target’s Press Release, the Target reached the conclusion that, at the Target’s board of directors meeting held on the same date attended by all of the directors of the Target, in consideration of the share value valuation report and the advice obtained from GCA and the legal advice obtained from Nakamura, Tsunoda & Matsumoto, and other related materials, the approval to the Company’s plan would contribute to the long-term enhancement of the enterprise value of the Target. Thereafter, all directors of the Target unanimously expressed their opinion of their approval of the Tender Offer, and of taking a neutral status as to the question of whether or not to tender to the Tender Offer to the Target’s shares, and left the decision to the shareholders of the Target, and of taking a neutral status as to the decision of whether or not to tender to the Tender Offer to the Share Options, and to leave the decision to the Share Option Holder(s). Further, the above mentioned board of directors’ meeting was attended by all company auditors of the Target, and they expressed their opinion that they had no objections to the board of directors of the Target expressing its opinion above.

(iii)	Relationship with appraiser

Third-party appraisers Masters Trust and Nikko Cordial do not fall under a related party of the Company nor do they have any material interest with respect to the Tender Offer.

(6)	Number of Shares, etc. to be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
233,144 shares	123,991 shares	- shares

(Note 1)

The number of shares to be purchased shall be 233,144 shares, which is the maximum number of Shares, etc. obtained by the Company in the Tender Offer. This is a number of shares obtained from the sum of (a) and (b), where (a) is the (total) shares issued (247,268 shares) as of December 31, 2010 stated in the 3rd quarterly securities report for the 6th fiscal year filed by the Target on February 10, 2011 less the number of treasury shares (14,837 shares) held by the Target as of December 31, 2010 stated in the same quarterly securities report, and (b) is the maximum number of shares of the Target likely to be issued or transferred up to the last day of the Tender Offer Period with the exercise of the Share Option(s) (including shares of the Target issued or transferred by the exercise of the Share Options during the period on and after January 1, 2011 up to today) (713 shares).

(Note 2)

If the total number of the tendered Shares, etc. falls short of the minimum number of shares to be purchased (123,991 shares), the purchase of all of the tendered Shares, etc. shall not be conducted. If the total number of tendered Shares, etc. is equal to or more than the minimum number of shares to be purchased, the purchase of all of the tendered Shares, etc. shall be conducted.

(Note 3)

The Company does not intend to acquire treasury shares held by the Target through the Tender Offer.

(Note 4)

The Share Option(s) may be exercised up to the last day of the Tender Offer Period, and, the shares of the Target which may be issued or transferred through such exercise are subject to the Tender Offer.

(7)	Changes in Shareholding Ratio of the Shares, etc. as a result of the Tender Offer

Number of voting rights represented by Shares, etc. held by the Tender Offeror before the Tender Offer	—	(Shareholding ratio of the Shares, etc. before the Tender Offer - %)

Number of voting rights represented by Shares, etc. held by Special Related Parties before the Tender Offer	—	(Shareholding ratio of the Shares, etc. before the Tender Offer - %)

Number of voting rights represented by Shares, etc. to be purchased	233,144 shares	(Shareholding ratio of the Shares, etc. after the Tender Offer 100%)

Number of voting rights of all shareholders, etc. of the Target	232,301 shares

(Note 1)

“Number of voting rights represented by Shares, etc. to be purchased” is a number of voting rights represented by the number (of Shares, etc.) to be purchased (233,144 shares) in the Tender Offer.

(Note 2)

“Number of voting rights of all shareholders, etc. of the Target” is the number of voting rights of all shareholders as of December 31, 2010 stated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year.

However, as the Tender Offer includes the Target’s shares likely to be issued or transferred due to the exercise of the Share Option(s) as targets, in the calculation of the “Shareholding ratio of the Shares, etc. after the Tender Offer”, the calculation is made with the denominator being 233,144 shares, which is the number of voting rights with respect to the number of shares (233,144 shares) obtained from the sum of (a) and (b); where (a) is the (total) shares issued (247,268 shares) as of December 31, 2010 stated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year less the number of treasury shares (14,837 shares) held by the Target as of December 31, 2010 stated in the same quarterly securities report, and (b) is the maximum number of shares of the Target shares that may be issued or transferred by the last day of the Tender Offer Period as a result of the exercise of the Share Options (including the Target shares that were issued or transferred as a result of the exercise of the Share Options on and after January 1, 2011 until the date hereof) (713 shares).

(8)	Tender Offer Cost: 54,439 million yen

(Note): “Tender offer cost” is the amount obtained by multiplying the number of shares to be purchased in the Tender Offer (233,144 shares) by the purchase price per share.

(9)	Method of Settlement

(i)	Name and location of head office of financial instruments business operator or banks, etc. in charge of settlement of the Tender Offer

Mizuho Securities Co., Ltd.         5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

(ii)	Commencement date of settlement

Tuesday, April 26, 2011

(Note)	Pursuant to the provisions of Article 27-10, Paragraph 3 of the Act, if a report on the expression of opinion stating the claim for extension of the Tender Offer Period is filed by the Target, the date of commencement of the settlement shall be Thursday, April 28, 2011.

(iii)	Method of settlement

Notice of any purchase, etc. through the Tender Offer will be sent without delay after the expiration of the Tender Offer Period to the address of the tendering shareholder, etc.(in the case of a Non-Japanese Shareholder, to its standing proxy). The purchase shall be made in cash. Proceeds for Shares, etc. purchased may be paid by remittance by the tender offer agent who accepted the application, to the place designated by the tendering shareholder, etc. (in the case of a Non-Japanese Shareholder, to its standing proxy) without delay on and after the date of commencement of the settlement, under the instruction of the tendering shareholders, etc. (in the case of a Non-Japanese Shareholder, to its standing proxy), or by payment at the head office or the branch office in Japan of the tender offer agent that accepted the application.

(iv)	Method of return of Shares, etc.

In the event that the Tender Offeror does not purchase all of the tendered Shares, etc. in accordance with the conditions stated in “(i) Conditions and details in each item of Article 27-13, Paragraph 4 of the Act” or “(ii) Conditions of withdrawal of the tender offer, the details thereof and method of disclosing the withdrawal” in “Other conditions and methods of the tender offer” below, the tender offer agent shall return the Shares, etc. required to be returned, to the condition of those at the time of tendering, promptly on and after the date of commencement of the settlement (date of withdrawal, etc. in the case of withdrawal, etc. of the Tender Offer). The Share Option(s) shall be returned by delivery of the transfer approval document to the tendering shareholders, etc. or by post to the address of the tendering shareholders, etc. by the head office or the branch office in Japan of the tender offer agent that accepted the application for transfer under the instruction of the tendering shareholders, etc.

(10)	Other Conditions and Methods of the Tender Offer

(i)	Conditions and details in each item of Article 27-13, Paragraph 4 of the Act

If the total of the number of Shares, etc. tendered falls short of the minimum of the number of shares to be purchased (123,991 shares), the purchase of all of the Shares, etc. tendered shall not be conducted. If the total of the number of Shares, etc. tendered is equal to or more than the minimum of the number of shares to be purchased, the purchase of all of the Shares, etc. tendered shall be conducted.

(ii)	Conditions of withdrawal, etc. of the Tender Offer, the details thereof and method of disclosing the withdrawal, etc.

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Item 1, Subitems 1 through 9 and 12 through 18, Item 3, Subitems 1 through 8 and 10, Item 4, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as revised, the “Order”), the Tender Offeror may conduct a withdrawal, etc. of the Tender Offer.

Article 14, Paragraph 1, Item 3, Subitems 10 of the Order means the matters which fall under any one of the following, as matters equivalent to those listed in Items 3, Subitems 1 through 9 of the same Paragraph.

(a)	The Target is found to have made a false statement on material matters or an omission of material fact in statutory disclosure documents submitted in the past; or

(b)	Any facts listed in Article 14, Paragraph 1, Items 3.1 through 3.9 of the Order have occurred with respect to the material subsidiary of the Target.

In the case where by the day immediately preceding the last day of the Tender Offer Period, in connection with the advance notification of the Tender Offeror to the Fair Trade Commission of Japan pursuant to the provision of Article 10, Paragraph 2 of the Anti Monopoly Act, (i) the Tender Offeror has received prior notice of a cease and desist order with the contents to order disposal of all or a part of the Target’s shares and partial transfer of the Target’s business or any other disposal similar thereto from the Fair Trade Commission, (ii) the period with the likelihood of receipt of a prior notice of a cease and desist order under the same act has not ended, or (iii) the Tender Offeror has had an urgent temporary suspension order filed against it in a court of law on the grounds that the Tender Offeror is a party who conducts acts with the likelihood of violating the provisions of Article 10, Paragraph 1 of the same act, withdrawal, etc. of the Tender Offer may be conducted, in the event of occurrence of the circumstances set forth in Article 14, Paragraph 1, Item 4 of the Order.

In the case where an intention to conduct withdrawal, etc. of the Tender Offer arises, electronic public notice shall be made and the intention thereof shall be listed in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to give such public notice by the final day of the Tender Offer Period, public announcement shall be made as provided for in Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as amended, the “Cabinet Office Ordinance”) and thereafter public notice shall be given without delay.

(iii)	Conditions for reducing the price for purchase, details thereof and method of disclosing the reduction

If the Target conducts any act provided for in Article 13, Paragraph 1 of the Order during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Act, the price for purchases may be reduced in accordance with the standards set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

In the case where the Tender Offeror intends to reduce the Purchase Price, the Tender Offeror will give public notice electronically and publish the intention thereof in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to give such public notice by the final day of the Tender Offer Period, public announcement shall be made as provided for in Article 20 of the Cabinet Office Ordinance and thereafter public notice shall be given without delay. If the Purchase Price is reduced, the shares tendered on or before the public notice will also be purchased at the reduced price for purchase.

(iv)	Matters concerning rights to cancel agreements of the tendering shareholders, etc.

Tendering shareholders, etc. may cancel any agreement relating to the Tender Offer at any time during the Tender Offer Period. If a tendering shareholder cancels an agreement, it must deliver or send a document stating that it wishes to cancel the agreement pertaining to the Tender Offer (“Cancellation Statement”) together with the tender offer application acceptance receipt to the head office or the branch office in Japan of the tender offer agent that accepted the application, by 3:00 p.m. on the last day of the Tender Offer Period. Such cancellation of agreement shall come into effect upon the delivery or arrival of the Cancellation Statement to the tender offer agent. Therefore, in the case of delivery of the Cancellation Statement, please note that the agreement may not be cancelled unless the Cancellation Statement reaches the tender offer agent by 3:00 p.m. on the last day of the Tender Offer Period.

The Tender Offeror will not make any claim for damages or the payment of a penalty to a tendering shareholder, etc. if such tendering shareholder, etc. cancels an agreement. In addition, the Tender Offeror will bear the costs of returning tendered Shares, etc. In the case of an application for cancellation, the tendered Shares, etc. shall be returned promptly after the termination of the procedures regarding application for the cancellation in a method described in “(iv) Method of return of Shares, etc.” in “(9) Method of Settlement” above.

(v)	Method of disclosure if conditions, etc. of the purchase are changed

During the Tender Offer Period, except for the events prohibited by Article 27-6 of the Act and Article 13 of the Order, the Tender Offeror may change the conditions, etc. of the purchase. If the Tender Offeror decides to change the conditions, etc. of the purchase, the Tender Offeror will give public notice electronically and publish a notice in the Nihon Keizai Shimbun detailing those changes. Provided, however, that if it is difficult to give such public notice by the final day of the Tender Offer Period, the Company will make an announcement as provided for in Article 20 of the Cabinet Office Ordinance and thereafter give public notice without delay. If the conditions, etc. of the purchase are changed, any shares that were tendered before the public notice will also be purchased under the amended conditions, etc. of the purchase.

(vi)	Method of disclosure if an amendment registration statement is filed

If an amendment registration statement is filed with the Director-General of the Kanto Local Finance bureau in Japan, the Tender Offeror will immediately announce the details set out in that amendment registration statement that relate to the contents of the public notice of the commencement of the Tender Offer, by the method prescribed by Article 20 of the Cabinet Office Ordinance. The Tender Offeror will also immediately change the tender offer explanatory statement and deliver the amended document to the tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, the Tender Offeror will prepare a document stating the reasons for such amendments, the items that have been amended and the amended content, and deliver that document to the tendering shareholders, etc.

(vii)	Method of disclosing the results of the Tender Offer

The results of the Tender Offer shall be publicly announced on the day immediately following the last day of the Tender Offer Period, in accordance with the method provided in Article 9-4 of the Order and of Article 30-2 of the Cabinet Office Ordinance.

(viii)	Other Matters

The Tender Offer shall not be conducted, directly or indirectly, within the United States or targeted for United States, nor by using US mail or other methods and measures of interstate commerce or international commerce (including but not limited to facsimile, e-mail, internet communication, telex and telephone), nor through securities exchange facilities in the US. No application for the Tender Offer may be made using the methods or measures above nor through the facilities above or from within the US.

Also, the tender offer registration statement regarding the Tender Offer or related purchase documents will not be sent or distributed within the US, to the US or from the US by post or other methods, nor shall such delivery or distribution be conducted. A tender to the Tender Offer which directly or indirectly violates the limitations above may not be accepted.

Upon application to the Tender Offer, tendering shareholders, etc. (in the case of a Non-Japanese Shareholder, its standing proxy) may be required to make the following representations and warranties to the tender offer agent.

Tendering shareholders, etc. are not present in the US either upon the tender, or the delivery of the tender offer application form. No information (including copies thereof) regarding the Tender Offer have been directly or indirectly received or sent within, to, or from the US. Regarding the purchase or the execution and delivery of the tender offer application form, there are no direct or indirect uses of US mail or other methods or measures of interstate commerce or international commerce (including but not limited to facsimile, e-mail, internet communication, telex and telephone), nor securities exchange facilities in the US. The tendering shareholders, etc. are not to act as the agent, trustee or the mandatory of other parties without discretion (excluding cases where such other parties give all instructions regarding the purchase from outside the US).

In accordance with the provisions of Article 167, Paragraph 3 of the Act and Article 30 of the Order, anyone having read this press release is considered a primary recipient of information from the viewpoint of insider trading regulation. The Company accordingly urges you to exercise due care as you may be restricted from purchasing of or conducting of transactions in respect of the shares of the Target Company before 12 hours have passed from the time of the announcement of this press release. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, the Tender Offerors note that they will assume no responsibility whatsoever.

(11)	Date of Public Notice of the Commencement of the Tender Offer

Thursday, March 10, 2011

(12)	Tender Offer Agent

Mizuho Securities Co., Ltd.         5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

3.	Policy, etc. after the Tender Offer and Future Outlook

For the policy, etc. after the Tender Offer, please see the descriptions in “(2) Background, Objective and Process of Decision Making on Determining Implementation of the Tender Offer, and Management Policy After the Tender Offer”, “(5) Whether it is Planned to Further Acquire the Shares, etc. of the Target After the Tender Offer, and the Grounds and Content Therefor” and “(6) Likelihood of Delisting” of “1. Objective and other Matters With Respect to the Tender Offer”

Aiming for the acceleration of further global development in the future by the Target, in the case of proposal, etc. for further alliance, the Company has agreed to seriously examine, from the viewpoint of the whole group’s growth strategy, to promote such proposal, etc. after undertaking the necessary processes for institutional decisions. No effects on the performance are forecast for the current fiscal year due to the Tender Offer. The performance forecast for the following fiscal year is scheduled to be published promptly after it is clearly defined in consideration of the results of the Tender Offer.

4.	Other Matters

(1)	Agreements between the Tender Offeror and the Target or its Officers, and the Contents Thereof

According to the Target’s Press Release, the Target’s board of directors’ meeting attended by all of the directors of the Target held on March 9, 2011 determined that the Tender Offer would be capable of improving the enterprise value of the Target on a mid-to-long term basis, and the directors of the Target unanimously resolved that (a) the Target expresses its opinion in favor of the Tender Offer, and (b) the decision of the Target’s shareholders on whether to apply for the Tender Offer is to be left to the shareholders since the Tender Offer is not intended to delist the Target stock and that it is currently expected that the Target stock will remain listed after the Tender Offer, even though the purchase price is considered appropriate in light of the results of the calculation of the share value of the Target obtained from GCA stated in “(i) Obtained the share valuation report from Independent Third Party Appraisers” in “(4) Measures In Order To Secure Fairness of the Purchase Price” in “1. Objective and other Matters With Respect to the Tender Offer”. Furthermore, it was explained that the directors of the Target unanimously resolved with respect to the Share Options that, since (a) it is currently expected that the listing of the Target stock would remain after the Tender Offer and therefore the Share Option Holders would continue to be entitled to acquire or hold the Target shares by exercising the Share Options, and (b) the Share Options were issued as a stock option and the purchase price for the Tender Offer is 1 yen, the Share Option Holders’ decision on whether to apply for the Tender Offer is to be left to the Share Option Holders. It was explained that all company auditors of the Target attended the board of directors’ meeting and stated that they had no objection on the board of directors expressing such opinions.

(2)	Other Information Determined to be Necessary for Investors to Decide Whether to Tender their Shares in the Tender Offer

Not Applicable.

(Reference)	Performance forecast for the current fiscal year (published on November 1, 2010) and the consolidated performance for the preceding fiscal year

	Sales	Operating income	Ordinary income	Current net income
Consolidated performance forecast for the current fiscal year (fiscal year ending March 2011)	370,000 million yen	16,200 million yen	16,100 million yen	7,800 million yen
Consolidated performance forecast for the preceding fiscal year (fiscal year ended March 2010)	331,917	12,724	12,670	5,815

End